UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2015
Commission File Number 001-35704
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Seadrill Partners LLC
(Exact name of Registrant as specified in its Charter)
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2nd Floor, Building 11
Chiswick Business Park
566 Chiswick High Road
London, W4 5YS
United Kingdom
(Address of principal executive office)
__________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒        Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐        No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐         No   ☒

Seadrill Partners LLC
Report on Form 6-K For the quarterly period ended March 31, 2015

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the quarterly period ended March 31, 2015 contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the operations, performance and financial condition of Seadrill Partners LLC (“Seadrill Partners,” the “Company,” “we,” “us”), including statements concerning plans and objectives of the Company's management for future operations or economic performance, or assumptions related thereto. In addition, the Company and the Company's representatives may from time to time make other oral or written statements which are also forward-looking statements. Such statements include, in particular, statements about the Company's plans, strategies, business prospects, changes and trends in the Company's business, and the markets in which the Company operates. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” or the negative of these terms or other comparable terminology. These forward-looking statements reflect management’s current views only as of the date of this report and are not intended to give any assurance as to future results.
Forward-looking statements appear in a number of places in this report and include statements with respect to, among other things:

•
the Company's distribution policy and the Company's ability to make cash distributions on the Company's units or any increases or decreases in distributions and the amount of such increases or decreases;

•	the Company's ability to borrow under the credit facility between OPCO (as defined herein), as borrower, and Seadrill Limited ("Seadrill"), as lender;

•	the Company's future financial condition or results of operations and future revenues and expenses;

•	the repayment of debt;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	the ability of the Company's drilling units to perform satisfactorily or to the Company's expectations;

•	fluctuations in the international price of oil;

•	discoveries of new sources of oil that do not require deepwater drilling units;

•	the development of alternative sources of fuel and energy;

•	technological advances, including in production, refining and energy efficiency;

•	weather events and natural disasters;

•	the Company's ability to meet any future capital expenditure requirements;

•	the Company's ability to maintain operating expenses at adequate and profitable levels;

•	expected costs of maintenance or other work performed on the Company's drilling units and any estimates of downtime;

•	the Company's ability to leverage Seadrill’s relationship and reputation in the offshore drilling industry;

•	the Company's ability to purchase drilling units in the future, including from Seadrill;

•	increasing the Company's ownership interest in OPCO;

•	delay in payments by, or disputes with the Company’s customers under its drilling contracts;

•	the financial condition of the Company’s customers and their ability and willingness to fund oil exploration, development and production activity;

•	the Company’s ability to comply with, maintain, renew or extend its existing drilling contracts;

•	the Company’s ability to re-deploy its drilling units upon termination of its existing drilling contracts at profitable dayrates;

•	the Company's ability to respond to new technological requirements in the areas in which the Company operates;

•	the occurrence of any accident involving the Company’s drilling units or other drilling units in the industry;

•
changes in governmental regulations that affect the Company and the interpretations of those regulations, particularly those that relate to environmental matters, export or import and economic sanctions or trade embargo matters, regulations applicable to the oil industry and tax and royalty legislation;

•	competition in the offshore drilling industry and other actions of competitors, including decisions to deploy drilling units in the areas in which the Company currently operates;

•	the availability on a timely basis of drilling units, supplies, personnel and oil field services in the areas in which the Company operates;

•	general economic, political and business conditions globally;

•	military operations, terrorist acts, wars or embargoes;

•	potential disruption of operations due to accidents, political events, piracy or acts by terrorists;

•	the Company's ability to obtain financing in sufficient amounts and on adequate terms;

•	workplace safety regulation and employee claims;

•	the cost and availability of adequate insurance coverage;

•	the Company's fees and expenses payable under the advisory, technical and administrative services agreements and the management and administrative services agreements;

•	the taxation of the Company and distributions to the Company's unitholders;

•	future sales of the Company's common units in the public market;

•	acquisitions and divestitures of assets and businesses by Seadrill; and

•	the Company's business strategy and other plans and objectives for future operations.

Forward-looking statements in this report are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks and uncertainties. The risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond the Company's control. The Company cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.
The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Company makes no prediction or statement about the performance of the Company's common units. The various disclosures included in this Report on Form 6-K and in the Company's other filings made with the Securities and Exchange Commission, or the SEC, that attempt to advise interested parties of the risks and factors that may affect the Company's business, prospects and results of operations should be carefully reviewed and considered.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated and Combined Carve-Out Financial Statements and related notes of Seadrill Partners LLC included in our annual report on Form 20-F filed with the SEC on April 21, 2015 (the "20-F"). Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Partners included in this report have been prepared in accordance with United States generally accepted accounting principles (US GAAP) and are presented in US Dollars.

Overview

Seadrill Partners is a growth-oriented limited liability company formed by Seadrill Limited ("Seadrill") to own, operate and acquire offshore drilling units. Our drilling units, except for the West Sirius and the West Vencedor, are under long-term contracts with major oil companies such as Chevron, BP and ExxonMobil, and with large independents such as Tullow. The Company's contracted drilling units have charters with an average remaining term of 3.2 years as of June 30, 2015.

We own (i) a 58% limited partner interest in Seadrill Operating LP ("Seadrill Operating"), as well as the non-economic general partner interest in Seadrill Operating through our 100% ownership of its general partner, Seadrill Operating GP LLC, (ii) a 51% limited liability company interest in Seadrill Capricorn Holdings LLC, and (iii) a 100% limited liability company interest in Seadrill Partners Operating LLC.

Seadrill Operating LP, Seadrill Capricorn Holdings LLC and Seadrill Partners Operating LLC are collectively referred to as “OPCO”.

Seadrill owns the remaining interests in OPCO. As of June 30, 2015, Seadrill owned 46.6% of the outstanding combined common and subordinated units of the Company, as well as Seadrill Member LLC, which owns a non-economic limited liability interest in the Company and all of our incentive distribution rights

The Company's fleet as of March 31, 2015 consisted of four semi-submersible drilling rigs, three drillships and three tender rigs, as follows:

•	the semi-submersible West Aquarius, which was delivered from the shipyard in 2009 and is under a drilling contract with ExxonMobil that expires in April 2017;

•	the semi-submersible West Capricorn, which was delivered from the shipyard at the end of 2011 and is under a drilling contract with BP that expires in July 2019;

•	the semi-submersible West Leo, which was delivered from the shipyard in 2012 and commenced operations under a 5-year drilling contract with Tullow that expires in May 2018;

•	the semi-submersible West Sirius, which was delivered from the shipyard in 2008 and operated under a drilling contract with BP, which was terminated early and ended in May 2015;

•	the semi-tender West Vencedor, which was delivered from the shipyard in early 2010 and operated under a drilling contract with Chevron that ended in June 2015;

•	the tender rig T-15, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in July 2018;

•	the tender rig T-16, which was delivered from the shipyard in 2013 and commenced operations under a 5-year drilling contract with Chevron that expires in August 2018;

•	the drillship West Auriga, which was delivered from the shipyard in 2013 and commenced operations under a drilling contract with BP that expires in October 2020;

•	the drillship West Vela, which was delivered from the shipyard in 2013 and commenced operations under a drilling contract with BP that expires in November 2020; and

•	the drillship West Capella, which was delivered from the shipyard in 2008 and is under a drilling contract with ExxonMobil that expires in April 2017.

Recent Developments

Acquisition of the West Polaris

On June 16, 2015, Seadrill Operating entered into an agreement with Seadrill to acquire all of the shares of Seadrill Polaris Ltd. (“Seadrill Polaris”), the entity that owns and operates the drillship the West Polaris (the “Polaris Acquisition”) from Seadrill. The Polaris Acquisition was completed on June 19, 2015.

The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.

The implied purchase price of the Polaris Acquisition is $590 million, less $336 million of debt outstanding under the existing facility financing the West Polaris. Seadrill Operating will fund the balance of the purchase price with $204 million in cash and a seller’s credit of $50 million due in 2021 that carries an interest rate of 6.5% per annum.

The West Polaris is currently contracted with ExxonMobil on a daily rate of $653,000. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract and (b) after the expiration of the term of the existing contract until March 2025, 50% of any such excess dayrate, adjusted for daily utilization.

As part of the acquisition agreement, the $50 million seller’s credit due to Seadrill will be reduced if the average contracted dayrate under any replacement contract is below $450,000 until the seller’s credit’s maturity in 2021. The amount of seller’s credit due will be reduced until Seadrill Partners’ effective dayrate is $450,000 or until the seller’s credit is reduced to zero. Should the average dayrate of the replacement contract be above $450,000, the entire $50 million seller’s credit must be paid to Seadrill upon maturity of the seller’s credit in 2021.
Board of Directors Appointment
On June 26, 2015, Mr. Andrew Cumming was appointed by the remaining elected directors to replace Mr. Bart Veldhuizen as the Class III elected director to serve until the annual meeting of unitholders in 2016.
Mr. Cumming will also serve on the Company's conflicts committee. Mr. Cumming has almost 40 years of experience in banking and risk management. Prior to retirement in 2014, Mr Cumming spent 17 years of his career in a variety of positions at Lloyds Bank, including 7 years as Senior Sanctioning Director and Chief Credit Officer, for Lloyds Banking Group Commercial Banking Division and membership of Risk and Commercial Banking Executive Committees. Mr. Cumming also currently acts as a director of a UK hotels company, Macdonald Hotel Group, and a mortgage company, Bluestone Holdings Group.
Amendment and Restatement of the West Polaris Credit Facility

On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris Ltd. as borrower, entered into an amendment and restatement of the $420 million term loan facility (the “West Polaris Facility”), relating to the West Polaris, with Seadrill Limited as parent, and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent. The West Polaris Facility is comprised of a $320 million term loan facility and a $100 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25% plus, in the event the leverage ratio (as defined in the agreement) exceeds 4.50:1, an additional margin ranging from 0.125% to 0.750%. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3 million and a final lump sum payment of $143 million upon maturity.

Appointment of Chief Financial Officer

Effective June 1, 2015, John T. Roche replaced Rune Magnus Lundetrae as Chief Financial Officer of the Company. Mr. Roche is also currently Vice President of Investor Relations for Seadrill and will continue with this responsibility on a part time basis. Prior to joining Seadrill in May 2013, Mr. Roche spent 12 years at Morgan Stanley most recently as an Executive Director in its Investment Banking Division.

Amendment and Extension of the West Vencedor Loan Agreement

On April 14, 2015 the related party loan agreement with Seadrill for the West Vencedor was amended with a new maturity date of June 25, 2018. Prior to the extension and amendment of the loan agreement for the West Vencedor the remaining balance of the loan was due in 2015. Under the extension associated with the amendment, the loan will bear interest at a rate equal to LIBOR plus a margin of 2.25%, and provide for a guarantee fee of 1.4% and a balloon payment of $20.6 million amount due at maturity. Repayments of principal of $4.1 million will be due quarterly.

Subsequent to the amendment the portion of the loan due within 12 months of the balance sheet date of March 31, 2015 is equal to $16.5 million while the long-term portion is equal to $53.5 million. Accordingly the Company's balance sheet as at March 31, 2015 has been conformed to reflect this revised profile.

The extension of the maturity date of the loan was granted in return for additional security which includes pledging the West Vencedor, as well as the assignment of earnings and insurances.

Contract Backlog
The Company’s contracted drilling units are contracted to customers under charters with an average remaining term of 3.2 years as of June 30, 2015. The average remaining contract term is calculated as the total days remaining on the contract, assuming full utilization, and divided by the number of contracted rigs which the Company owns. Average remaining contract term also includes, in the case of contracts for which we have received a notice of termination but continue to receive a termination fee, the rigs and the total days remaining on the payment of termination fees. Backlog is calculated as the full operating dayrate multiplied by the number of days remaining on the contract, assuming full utilization. Backlog excludes revenues for mobilization and demobilization, contract preparation, and customer reimbursables. Backlog also includes, in the case of contracts for which we have received a notice of termination, an amount equal to the termination fee per day multiplied by the number of days for which the termination fee is payable under the terms of the contract. The actual amounts of revenues earned and the actual periods during which revenues are earned may differ from the backlog amounts due to various factors, including shipyard and maintenance projects, downtime and other factors. Downtime, caused by unscheduled repairs, maintenance, weather and other operating factors, may result in lower applicable dayrates than the full contractual operating dayrate.
In addition, the Company’s contracts provide for termination at the election of the customer with an “early termination payment” to be paid to the Company if a contract is terminated prior to the expiration of the fixed term. However, under certain limited circumstances, such as destruction of a drilling unit, the Company’s bankruptcy, sustained unacceptable performance by the Company or delivery of a rig beyond certain grace and/or liquidated damages periods, no early termination payment would be paid. Accordingly, if one of these events were to occur, the actual amount of revenues earned may be substantially lower than the backlog reported.
The Company’s contract backlog as of June 30, 2015 totals $5.3 billion, and includes $297,000 per day from July 2015 until July 2017 to be received by the Company in accordance with the termination provisions of the West Sirius contract.
Market Overview and Trends
Despite the recovery in the price of oil during the first quarter of 2015, oil companies are continuing to take a cautious approach to capital expenditures and other cost commitments given the severity of the overall oil price decline. We anticipate this cautious approach to continue throughout 2015 and indications are that 2016 is likely to be a challenging year as well.

During the quarter, the offshore drilling market has seen very little new fixture activity and the new contracts that have materialized are at significantly lower dayrates. Customer conversations have focused on renegotiation of existing contracts, often in exchange for additional duration.

The downturn in the offshore drilling market has continued during the first quarter of 2015 and all signs point to 2015 demand being significantly lower than in 2014. The outlook for activity beyond 2015 is difficult to judge but most oil companies are not looking towards adding rig capacity at this point. It is likely that capacity utilization will drift lower as the year progresses and a significant number of ultra-deepwater rigs are likely to be stacked by the end of 2015.

Although the near term outlook remains challenging, there is visibility of an expected rebalancing of market supply in the next few years when considering the newbuild orderbook and the degree of scrapping that can be expected. As of June 30, 2015, the orderbook stands at approximately 89 units, of which 29 are Sete new builds. At the same time approximately 70 units are rolling off contracts many of which must undergo a 15 or 20 year classing between now and the end of 2017. We believe that there is a high likelihood that a number of these units will be scrapped, potentially leading to limited fleet growth between now and 2018. Thus far, the market has seen 14 rigs scrapped in 2014 and 14 rigs scrapped in 2015. This represents the highest degree of scrapping activity seen since the early 1990's and may likely to accelerate over the next two years.

On the demand side, we believe that the market in the long-term will require ultra-deepwater production to satisfy world hydrocarbon demand. In the short-term, rig owners will continue to face a challenging market where the decision to stack or scrap is being continually evaluated against the limited work available.

Factors Affecting the Comparability of our Current and Future Results

The size of our fleet continues to change. Our consolidated financial statements reflect changes in the size and composition of our fleet due to certain rig deliveries, contract commencement dates and acquisitions. For instance, we acquired the entities that own and operate the drilling units West Auriga in March 2014, the West Vela in November 2014 and West Polaris in June 2015. In addition, in July 2014 we purchased additional limited partner interests in Seadrill Operating. In the future, we may grow through the acquisition of additional drilling units, or further ownership interests in OPCO, as part of our growth strategy.

We do not own all of the interests in OPCO. The operating agreements of OPCO require it to distribute all of its available cash each quarter. In determining the amount of cash available for distribution to us by OPCO and by us to our unitholders, the board of directors must approve the amount of cash reserves to be set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. Distributions by OPCO to Seadrill in respect of Seadrill's ownership interest in OPCO are not available for distribution by us.

Basis of presentation

Investments in companies in which the Company directly or indirectly holds more than 50% of the voting control are consolidated in the financial statements. All inter-company balances and transactions are eliminated.

A.	Operating Results
Three Months Ended March 31, 2015 compared to Three Months Ended March 31, 2014
The following table summarizes our operating results for the three months ended March 31, 2015 and 2014:

($ in millions)	Three months ended March 31,		Increase/Decrease
	2015	2014	$	%
Operating revenues
Contract revenues	$385.9	$260.6	$125.3	48.1%
Reimbursable revenues	10.1	14.7	(4.6)	(31.3)%
Other revenues	4.7	—	4.7	100.0%
Total operating revenues	400.7	275.3	125.4	45.6%

Operating expenses
Vessel and rig operating expenses	118.5	84.3	34.2	40.6%
Amortization of favorable contracts	11.2	—	11.2	100.0%
Reimbursable expenses	9.2	14.3	(5.1)	(35.7)%
Depreciation and amortization	57.5	39.7	17.8	44.8%
General and administrative expenses	13.6	13.4	0.2	1.5%
Total operating expenses	210.0	151.7	58.3	38.4%

Operating income	190.7	123.6	67.1	54.3%

Financial items
Interest income	1.0	0.9	0.1	11.1%
Interest expense	(52.0)	(28.6)	(23.4)	81.8%
Loss on derivative financial instruments	(51.9)	(49.2)	(2.7)	5.5%
Foreign currency exchange (loss) / gain	(2.6)	1.1	(3.7)	(336.4)%
Total financial items	(105.5)	(75.8)	(29.7)	39.2%

Income before income taxes	85.2	47.8	37.4	78.2%

Income taxes	(14.3)	(4.0)	(10.3)	257.5%
Net income	$70.9	$43.8	$27.1	61.9%

Net income attributable to Seadrill Partners LLC members	$38.2	$19.8	$18.4	92.9%
Net income attributable to the non-controlling interest	$32.7	$24.0	$8.7	36.3%

Contract Revenues
Contract revenue increased by $125.3 million, or 48.1%, to $385.9 million, for the three months ended March 31, 2015, from $260.6 million for the three months ended March 31, 2014. The increase was primarily due to contract revenues from the West Auriga, which was acquired on March 21, 2014, and contract revenues from the West Vela, which was acquired on November 4, 2014. A decrease in downtime on the West Aquarius also contributed to the higher contract revenues for the three months ended March 31, 2015.

The following table summarizes our fleet's average daily revenues and economic utilization percentage by drilling unit type for the periods presented:

	Three months ended March 31,
	2015			2014
	Number of rigs / ships	Average Daily Revenues (USD)(1)	Economic Utilization(2)	Number of rigs / ships	Average Daily Revenues (USD) (1)	Economic Utilization(2)

Semi‑submersible rigs	4	$498,000	87.0%	4	$398,975	75.5%
Drillships	3	$595,000	100.0%	2	$568,200	100.0%
Tender rigs	3	$172,000	97.0%	3	$154,533	100.0%

(1)	Average daily revenues are the average revenues for each type of rig, based on the actual days available for each rig of that type.

(2)	Economic utilization is calculated as the total revenue received, excluding bonuses, divided by the full operating dayrate multiplied by the number of days in the period.

Reimbursable Revenues

Reimbursable revenues decreased by $4.6 million or 31.3%, to $10.1 million for the three months ended March 31, 2015, from $14.7 million for the three months ended March 31, 2014. The decrease was due to lower levels of equipment purchased on behalf of customers in the three months ended March 31, 2015, for which we were reimbursed.

Other revenues

Other revenues were $4.7 million, for the three months ended March 31, 2015 compared to nil for the three months ended March 31, 2014. During the three months ended March 31, 2015, we earned other revenues within our Nigerian service company billed to Seadrill for certain services, including the provision of onshore and offshore personnel, which we provided to Seadrill’s West Jupiter and West Saturn drilling rigs. There were no such services provided in the three months ended March 31, 2014.

Vessel and Rig Operating Expenses

Vessel and rig operating expenses increased by $34.2 million, or 40.6%, to $118.5 million for the three months ended March 31, 2015, from $84.3 million for the three months ended March 31, 2014. The increase was primarily due to operating costs related to the West Auriga which was acquired on March 21, 2014, and the West Vela, which was acquired on November 4, 2014. The West Aquarius also contributed to the higher vessel and rig operating expenses for the three months ended March 31, 2015, due to the high levels of downtime in the comparative period.

Amortization of favorable contracts

Amortization of favorable contracts increased to $11.2 million for the three months ended March 31, 2015 from nil for the three months ended March 31, 2014. The increase was due to the favorable contracts recognized on the acquisition of the West Auriga in March 2014, and the acquisition of the West Vela in November 2014. The favorable drilling contracts are recorded as an intangible asset at fair value on the date of acquisition. These intangibles are amortized on a straight-line basis over the remaining contract period.

Reimbursable Expenses

Reimbursable expenses decreased by $5.1 million, or 35.7%, to $9.2 million for the three months ended March 31, 2015, from $14.3 million for the three months ended March 31, 2014. The decrease was due to lower levels of equipment purchased on behalf of customers in the three months ended March 31, 2015 compared to the same period in 2014.

Depreciation and Amortization

Depreciation and amortization expenses increased by $17.8 million, or 44.8%, to $57.5 million for the three months ended March 31, 2015, from $39.7 million for the three months ended March 31, 2014. The increase was primarily driven by the acquisition of the West Auriga and West Vela.

General and Administrative Expenses

General and administrative expenses increased by $0.2 million, or 1.5%, to $13.6 million for the three months ended March 31, 2015, from $13.4 million for the three months ended March 31, 2014. The increase was due to higher administrative management fees charged by Seadrill due to the increased size of the Company's fleet, largely offset by reductions in recharges due to cost efficiencies achieved by Seadrill.

Interest Expense

Interest expense increased by $23.4 million, or 81.8%, to $52.0 million for the three months ended March 31, 2015, from $28.6 million for the three months ended March 31, 2014. The increase was primarily due to the increase in outstanding debt, which was driven by the acquisition of the West Auriga in March 2014, the acquisition of the West Vela in November 2014, and the debt issued under our new Amended Senior Secured Credit Facilities entered initially into February 2014 consisting of a $100 million revolving credit facility and $1.8 billion term loan and subsequently amended to borrow a further $1.1 billion in June 2014.

Other Financial Items

Other financial items reported in the income statement include the following items:

(US$ millions)	Three months ended March 31,
	2015	2014

Interest income	$1.0	$0.9
Loss on derivative financial instruments	(51.9)	(49.2)
Foreign currency exchange (loss)/gain	(2.6)	1.1
Total other financial items	$(53.5)	$(47.2)

Total other financial items increased by $6.3 million to a loss of $53.5 million in the three months ended March 31, 2015, compared to a loss of $47.2 million for the three months ended March 31, 2014. The change was primarily driven by a net loss from derivative instruments of $51.9 million in the three months ended March 31, 2015 compared to a loss of $49.2 million in the three months ended March 31, 2014, due to changes in the fair value of interest rate swaps held in relation to variable rate debt. As of March 31, 2015, $3,560.7 million,which represents 98.4% of the total interest bearing debt obligations of the Company (excluding deferred consideration payable) had associated interest rate swap agreements. As of December 31, 2014, $3,571.8 million, which represented 97.8% of the total interest bearing debt obligations, had associated interest rate swap agreements. Foreign currency exchange loss increased by $3.7 million in the three months ended March 31, 2015 compared to a gain in the three months ended March 31, 2014 of $1.1 million. The change was primarily driven by the receipt of revenue denominated in Euros and Canadian Dollars.

Income Taxes
Income tax expense for the three months ended March 31, 2015 increased by $10.3 million to $14.3 million compared to $4.0 million for the three months ended March 31, 2014. The $10.3 million increase in income tax expense for the three months ended March 31, 2015 compared to the same period in 2014 was due to increased taxable profits from the acquisition of the West Vela in November 2014 and an increase in effective tax rate to 16.8% for the three months ended March 31, 2015 from 8.4% for the same period in 2014.  The increase was primarily due to an increase in the relative components of estimated 2015 earnings, excluding discrete items, generated in different tax jurisdictions and the effect of new tax requirements in Nigeria.
Net income attributable to Seadrill Partners LLC members
Net income attributable to Seadrill Partners LLC members increased by $18.4 million, or 92.9% , from $19.8 million for the three months ended March 31, 2014, to $38.2 million for the three months ended March 31, 2015. This was due to a 61.9% increase in net income and a reduction in the proportion of income attributable to non-controlling interest as a result of the Company's purchase of an additional 28% limited partner interest in Seadrill Operating on July 21, 2014.
Net income attributable to the non-controlling interest
Net income attributable to non-controlling interest increased by $8.7 million, or 36.3% , to $32.7 million primarily due to an increase in net income for the three months ended March 31, 2015 as compared to the three months ended March 31, 2014. The increase was partially offset by the reduction in non-controlling interest as a result of the acquisition of limited partner interests in Seadrill Operating LP by Seadrill Partners in July 2014.

B. Liquidity and Capital Resources
Liquidity and Cash Needs
The Company operates in a capital-intensive industry, and its primary liquidity needs are to finance the purchase of additional drilling units and other capital expenditures, service its debt, fund investments (including the equity portion of investments in drilling units), fund working capital, maintain cash reserves against fluctuations in operating cash flows and pay distributions. The Company expects to fund its short-term liquidity needs through a combination of cash generated from operations and debt and equity financings.
The Company's operating agreement requires it to distribute its available cash each quarter. In determining the amount of cash available for distribution, the Company's board of directors determines the amount of cash reserves to set aside, including reserves for future maintenance capital expenditures, working capital and other matters. Because of the substantial capital expenditures we are required to make to maintain our current fleet, our annual estimated maintenance and replacement capital expenditures are estimated to be $193 million per year as of June 30, 2015, which is comprised of $75 million for long term maintenance and society classification surveys and $118 million, including financing costs, for replacing our existing rigs at the end of their useful lives.
As of March 31, 2015, our cash and cash equivalents were $242.0 million, compared to $242.7 million as of December 31, 2014. In connection with the closing of our IPO, OPCO entered into a five year $300.0 million revolving credit facility with Seadrill as the lender, which we refer to as the sponsor credit facility. This was reduced to $100.0 million following a refinancing in February 2014, when OPCO also entered into a five-year $100.0 million revolving credit facility with a syndicate of external banks. As of March 31, 2015, the outstanding balance on both of these facilities was zero. The Company believes its current resources, including the potential borrowings under these revolving credit facilities, are sufficient to meet its working capital requirements for its current business for at least the next twelve months. Generally, the Company's long term sources of funds will be a combination of cash generated from operations, debt, equity financing and borrowings from and leasing arrangements with commercial banks. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

Cash Flows
Net cash provided by operating activities was $153.9 million and $67.5 million for the three months ended March 31, 2015 and 2014, respectively. The increase is primarily due to higher operating income and improved cash collections from customers during the three months ended March 31, 2015, as compared to the three months ended March 31, 2014.
Net cash used in investing activities was $4.9 million and $689.8 million for the three months ended March 31, 2015 and 2014, respectively. The change primarily relates to the $672.6 million net cash paid to acquire the entities that own and operate West Auriga from Seadrill during the three months ended March 31, 2014.
Net cash used in financing activities was $150.8 million and net cash provided by financing activities was $662.7 million during the three months ended March 31, 2015 and 2014, respectively. For the three months ended March 31, 2015, net cash used in financing activities of $150.8 million relates primarily to cash distributions of $118.0 million and repayment of long term debt. Net cash provided by financing activities of $662.7 million during the three months ended March 31, 2014 primarily resulted from proceeds from our Senior Secured Credit Facilities of $1,755.6 million, proceeds from the issuance of common units related to the West Auriga acquisition of $401.3 million and proceeds from the issuance of units by Seadrill Capricorn Holdings LLC to Seadrill of $341.5 million. These inflows were partly offset by repayments of long-term related party debt of $1,134 million which was refinanced by the Senior Secured Credit Facilities, repayment of the related party revolving credit facility of $125.9 million, repayments of related party discount notes of $299.9 million and cash distributions of $271.9 million during the three months ended March 31, 2014.

Borrowing Activities
As of March 31, 2015 and December 31, 2014, the Company had the following debt amounts outstanding:

(In $ millions)	March 31, 2015	December 31, 2014
External debt agreements
Amended Senior Secured Credit Facilities	$2,866.4	$2,881.0
$1,450 facility	412.8	422.9
Sub-total external debt	$3,279.2	$3,303.9
Less current portion of long-term debt	(69.0)	(76.5)
Long-term external debt	3,210.2	3,227.4

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement (previously $1,200 facility)	$70.0	$78.2
$440 facility	158.8	158.8
Sub-total Rig Financing Agreements	$228.8	$237.0

Other related party debt
$109.5 T-15 vendor financing facility	$109.5	$109.5
Total related party debt	$338.3	$346.5
Less current portion of related party debt	(36.3)	(40.4)
Long-term related party debt and related party loan notes	$302.0	306.1

Total external and related party debt	$3,617.5	3,650.4

The outstanding debt as of March 31, 2015 is repayable as follows:

(In US$ millions)	As at March 31,

2016	$105.3
2017	215.1
2018	204.8
2019	116.4
2020	63.6
2021 and thereafter	2,912.3
Total outstanding debt	$3,617.5

The significant developments relating to the Company's debt subsequent to December 31, 2014 are set forth below.
Rig Financing Agreements
In June 2010, Seadrill entered into a $1,200 million senior secured term loan in part to fund the delivery of the West Vencedor, as well as other Seadrill rigs. The Company refers to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill's obligations under the West Vencedor Facility. In connection with the Company's initial public offering in October 2012 (“IPO”), Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating and Seadrill Vencedor Ltd., the owner of the West Vencedor, to guarantee the obligations under the West Vencedor Facility. The West Vencedor Facility bore interest at LIBOR plus 2.25%. The West Vencedor Facility was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms, referred to as the

West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $69.9 million. On April 14, 2015 the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 2018. As at March 31, 2015 the total net book value of the West Vencedor pledged as security was $180.6 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $70.0 million as of March 31, 2015 ($78.2 million as of December 31, 2014).

On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris Ltd. as borrower, entered into the West Polaris Facility, with Seadrill Limited as parent, and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent. The West Polaris Facility is comprised of a $320 million term loan facility and a $100 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25% plus, in the event the leverage ratio (as defined in the agreement) exceeds 4.50:1, an additional margin ranging from 0.125% to 0.750%. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3 million and a final lump sum payment of $143 million upon maturity.

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. These covenants are described in Note 12 to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 included in the Company's 20-F. The Company and Seadrill were in compliance with the related covenants as of March 31, 2015 and December 31, 2014.
Contractual Obligations
The following table sets forth our contractual obligations for the periods indicated as of March 31, 2015:

($ in millions)	Payments due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years

Long-term debt obligations	$3,617.5	$105.3	$419.9	$180.0	$2,912.3
Interest expense commitments on long-term debt obligations (1)	922.6	128.5	285.8	307.9	200.4
Commitment fee on undrawn facilities (2)	17.5	2.5	5.0	5.0	5.0
Deferred consideration payable (3)	166.8	29.9	59.6	59.6	17.7
Total	$4,724.4	$266.2	$770.3	$552.5	$3,135.4

(1) The Company's interest commitment on long-term debt is calculated based on the applicable interest rate of the loan agreements and the associated interest rate swap rates.

(2) The $100 million revolving credit facility with Seadrill and the $100.0 million revolving credit facility under the Amended Senior Secured Credit Facilities incur commitment fees on the undrawn balances of 2.0% per annum and 0.5% per annum respectively.

(3) The Company recognized deferred consideration payable as a result of the purchase of the entities that own and operate the West Vela from Seadrill on November 4, 2014. The payment of these amounts are contingent on the amount of contract revenue and mobilization revenue received from the customer. For further information on the nature of these payments please see Note 3- Business Combinations to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 included in the Company's 20-F.

Quantitative and Qualitative Disclosures About Market Risk
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest Rate Risks
The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. Surplus funds are generally placed in fixed deposits with reputable financial institutions, yielding higher returns than are available on overnight deposits in banks. Such deposits generally have short-term maturities, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments. The extent to which the Company utilizes interest rate swaps derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

As of March 31, 2015, the Company was party to interest rate swap agreements with Seadrill and third parties for a combined outstanding principal amount of approximately $3,560.7 million at floating rates between 1.10% per annum and 2.52% per annum. The swap agreements mature between July 2018 and February 2021. The loss recognized on our interest rate swaps for the three months ended March 31, 2015, was $51.9 million.

As of March 31, 2015, the Company's total exposure to floating interest rate fluctuations on our outstanding debt was $56.8 million, compared to $78.6 million as at December 31, 2014. An increase or decrease in short-term interest rates of 100 bps would thus increase or decrease, respectively, our interest expense by approximately $0.6 million on an annual basis as of March 31, 2015, as compared to $0.8 million in 2014.

The fair values of our interest rate swaps as of March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015		December 31, 2014
(In millions of US dollars)	Outstanding Principal	Fair Value	Outstanding Principal	Fair Value

Related party assets - interest rate swap agreements	$607.9	$1.4	$690.1	$6.0
Related party liabilities - interest rate swap agreements	78.4	(1.5)	—	—
Other current liabilities - interest rate swap agreements	2,874.4	(88.9)	2,881.7	(56.1)
For further disclosure of the fair value of the derivatives and debt obligations outstanding as of March 31, 2015, please read Note 6 and Note 7 of the Unaudited Consolidated Financial Statements included elsewhere in this Form 6-K.

Foreign Currency Fluctuation Risks

The Company and all of its subsidiaries use the US Dollar as their functional currency because the majority of their revenues and expenses are denominated in US Dollars. The Company's reporting currency is also US Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars, Euros and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.

The Company is exposed to some extent to foreign currency risk in respect of the West Vencedor, which receives approximately 30% of its dayrate in Euros. In addition, the Company receives 10% of the West Capella’s revenues in Nigerian Naira. There is a natural hedge of exposure to Nigerian Naira as a portion of the Company's operating costs are denominated in Nigerian Naira. In June 2015, the drilling contract for the West Vencedor was completed. As a result of the completion of the drilling contract of the West Vencedor, the foreign currency risk associated with the Euros is expected to be minimal in the short-term and nil thereafter. Please refer to Note 12 to the Unaudited Consolidated Financial Statements included herein. Due to the operations of the West Aquarius in Canada, a portion of the Company's revenues and expenses are denominated in Canadian Dollars. The impact of a 10% appreciation or depreciation in the exchange rate of the Canadian Dollar against the US Dollar would not have a material impact on the Company.

The Company's foreign currency risk arises from:

•	the measurement of monetary assets and liabilities denominated in foreign currencies converted to US Dollars, with the resulting gain or loss recorded as “Foreign exchange gain/(loss);”

•	the impact of fluctuations in exchange rates on the reported amounts of the Company's revenues and expenses which are denominated in foreign currencies; and

•	foreign subsidiaries whose accounts are not maintained in US Dollars, which when converted into US Dollars can result in exchange adjustments, which are recorded as a component in members' capital.

The Company does not use foreign currency forward contracts or other derivative instruments related to foreign currency exchange risk.

Credit Risk
The Company has financial assets which expose the Company to credit risk arising from possible default by a counterparty. The Company considers its counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

Concentration of Credit Risk
The market for the Company’s services is the offshore oil and gas industry, and the customers consist primarily of major oil and gas companies, independent oil and gas producers and government-owned oil companies. Ongoing credit evaluations of the Company's customers are performed and generally do not require collateral in the Company's business agreements. Reserves for potential credit losses are maintained when necessary.

Retained Risk

Physical Damage Insurance - Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.

The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the US Gulf of Mexico with a Combined Single Limit of $100.0 million in the annual aggregate, which includes loss of hire. The policy covers the 2015 windstorm season from May 1, 2015 to April 30, 2016.

Loss of Hire Insurance - With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.

The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

Protection and Indemnity Insurance - Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250.0 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400.0 million per event and in the aggregate for the West Aquarius, West Capella and West Leo, and up to $750.0 million per event and in the aggregate for each of the West Auriga, West Vela, West Capricorn and the West Sirius. Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Critical Accounting Estimates

The preparation of the Consolidated Financial Statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. The Company bases these estimates and assumptions on historical experience and on various other information and assumptions that the Company believes to be reasonable. Critical accounting estimates are important to the portrayal of both the Company's financial condition and results of operations and require the Company to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation and significant accounting policies are disclosed in Note 1 “General Information” and Note 2 “Accounting Policies” of the notes to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 included in the 20-F.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended March 31, 2015 and 2014
(In $ millions, except per unit amounts)

	Three months ended March 31,
	2015	2014

Operating revenues
Contract revenues	$385.9	$260.6
Reimbursable revenues	10.1	14.7
Other revenues	4.7	—
Total operating revenues	400.7	275.3

Operating expenses
Vessel and rig operating expenses	118.5	84.3
Amortization of favorable contracts	11.2	—
Reimbursable expenses	9.2	14.3
Depreciation and amortization	57.5	39.7
General and administrative expenses	13.6	13.4
Total operating expenses	210.0	151.7

Operating income	190.7	123.6

Financial items
Interest income	1.0	0.9
Interest expense	(52.0)	(28.6)
Loss on derivative financial instruments	(51.9)	(49.2)
Foreign currency exchange (loss) / gain	(2.6)	1.1
Total financial items	(105.5)	(75.8)

Income before income taxes	85.2	47.8
Income taxes	(14.3)	(4.0)
Net income	$70.9	$43.8

Net income attributable to Seadrill Partners LLC members	$38.2	$19.8
Net income attributable to the non-controlling interest	$32.7	$24.0

Earnings per unit (basic and diluted)
Common unitholders	$0.42	$0.42
Subordinated unitholders	$0.42	$—

A Statement of Other Comprehensive Income has not been presented as there are no items recognized in other comprehensive income.

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED BALANCE SHEETS
as of March 31, 2015 and December 31, 2014
(In $ millions, except unit amounts)

	March 31, 2015	December 31, 2014

ASSETS
Current assets
Cash and cash equivalents	$242.0	$242.7
Accounts receivables, net	241.6	294.5
Amount due from related party	11.0	62.7
Other current assets	137.9	138.4
Total current assets	632.5	738.3

Non-current assets
Drilling units	5,098.5	5,141.1
Goodwill	3.2	3.2
Deferred tax assets	19.2	16.9
Other non-current assets	411.4	447.0
Total non-current assets	5,532.3	5,608.2
Total assets	$6,164.8	$6,346.5

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities
Current portion of long-term debt	$69.0	$76.5
Current portion of long-term related party payable	36.3	40.4
Trade accounts payable	7.9	7.9
Other related party payables	185.7	275.8
Other current liabilities	215.8	227.4
Total current liabilities	514.7	628.0

Non-current liabilities
Long-term debt	3,210.3	3,227.4
Long-term related party payable	301.9	306.1
Deferred and contingent consideration payable to Seadrill	115.0	111.2
Other non-current liabilities	25.7	29.5
Total non-current liabilities	3,652.9	3,674.2

Equity
Members’ capital:
Common unitholders (issued 75,278,250 units as at March 31, 2015 and as at December 31, 2014)	899.3	913.3
Subordinated unitholders (issued 16,543,350 units as at March 31, 2015 and as at December 31, 2014)	8.6	11.7
Seadrill member interest	3.2	3.2
Total members’ capital	911.1	928.2
Non-controlling interest	1,086.1	1,116.1
Total equity	1,997.2	2,044.3
Total liabilities and equity	$6,164.8	$6,346.5

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2015 and 2014
(In $ millions)

	Three months ended March 31,
	2015	2014
Cash Flows from Operating Activities
Net income	$70.9	$43.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	57.5	39.7
Amortization of deferred loan charges	11.8	2.6
Amortization of mobilization revenue	(4.3)	(8.3)
Amortization of favorable contracts	11.2	—
Unrealized loss on derivative financial instruments	38.9	49.6
Payment for long term maintenance	(10.1)	—
Deferred income tax benefit	(1.8)	—
Unwind of discount on deferred consideration	4.5	—
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable	52.9	(66.5)
Prepaid expenses and accrued income	1.6	—
Trade accounts payable	—	9.2
Related party receivables	45.7	49.3
Related party payables	(90.9)	(48.8)
Other assets	10.0	13.3
Other liabilities	(44.0)	(16.4)
Net cash provided by operating activities	$153.9	$67.5

Cash Flows from Investing Activities
Additions to newbuildings and drilling units	$(4.9)	$(17.2)
Acquisition of subsidiaries, net of cash acquired	—	(672.6)
Net cash used in investing activities	$(4.9)	$(689.8)

Cash Flows from Financing Activities
Net proceeds from long term debt	$—	$1,755.6
Repayments of long term debt	(24.6)	(4.0)
Repayments of related party debt	(8.2)	(1,134.0)
Repayments of revolving credit facility	—	(125.9)
Repayments of related party discount notes	—	(299.9)
Cash distributions	(118.0)	(271.9)
Proceeds on issuance of common units, net of fees	—	401.3
Proceeds on issuance of equity to related parties	—	341.5
Net cash (used in) / provided by financing activities	$(150.8)	$662.7

Effect of exchange rate changes on cash	$1.1	$—

Net (decrease) / increase in cash and cash equivalents	$(0.7)	$40.4
Cash and cash equivalents at beginning of the period	242.7	89.7
Cash and cash equivalents at the end of period	$242.0	$130.1

Supplementary disclosure of cash flow information
Interest paid	$(78.2)	$(28.2)
Taxes paid	(12.0)	(10.0)

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL
for the three months ended March 31, 2015 and 2014
(In $ millions)

	Members’ Capital
	Common Units	Subordinated Units	Seadrill Member	Total Before Non-Controlling interest	Non- Controlling Interest	Total Members’ Capital
Balance at December 31, 2013	$280.2	$18.8	$—	$299.0	$955.6	$1,254.6
Common units issued to Seadrill and public (net of transaction costs)	401.3	—	—	401.3	—	401.3
Issuance of units by Seadrill Capricorn Holdings LLC	—	—	—	—	341.5	341.5
Net income	13.8	4.9	1.1	19.8	24.0	43.8
Cash distribution	(19.8)	(7.4)	—	(27.2)	(244.7)	(271.9)
Balance at March 31, 2014	$675.5	$16.3	$1.1	$692.9	$1,076.4	$1,769.3

Balance at December 31, 2014	$913.3	$11.7	$3.2	$928.2	$1,116.1	$2,044.3
Net income	28.7	6.3	3.2	38.2	32.7	70.9
Cash distribution	(42.7)	(9.4)	(3.2)	(55.3)	(62.7)	(118.0)
Balance at March 31, 2015	$899.3	$8.6	$3.2	$911.1	$1,086.1	$1,997.2

See accompanying notes that are an integral part of these unaudited Consolidated Financial Statements.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1 - General information
Basis of presentation

The unaudited interim consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP). The amounts are presented in United States dollar (US dollar) rounded to the nearest hundred thousand, unless stated otherwise.

The unaudited interim consolidated financial statements do not include all of the disclosures required in complete annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated and combined carve-out financial statements as of December 31, 2014 filed on Form 20-F (our “audited 2014 financial statements”). The year-end balance sheet data was derived from our audited 2014 financial statements, but does not include all disclosures required by US GAAP. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement have been included. Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited interim consolidated financial statements are consistent with those followed in the preparation of our annual audited 2014 financial statements for the year ended December 31, 2014, unless otherwise included in these unaudited interim consolidated financial statements as separate disclosures.

Note 2 - Recent Accounting Pronouncements
Recently Adopted Accounting Standards

In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-06, Earnings Per Share (Topic 260) which includes the final version of Proposed ASU EITF -14A - Earnings Per Share - Effects on Historical Earnings per Unit of Master Limited Partnership Drop Down Transactions. The amendments in this update specify that for purposes of calculating historical earnings per unit under the two-class method, the earnings (losses) of a transferred business before the date of a drop down transaction should be allocated entirely to the general partner interest, and previously reported earnings per unit of the limited partners would not change as a result of a drop down transaction. This ASU is effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company has chosen to early adopt this ASU in the first quarter of 2015. However, the adoption of this standard by the Company does not have a material impact on its consolidated financial statements and related disclosures.

Recently Issued Accounting Standards

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which provides new authoritative guidance on the methods of revenue recognition and related disclosure requirements. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. In April 2015 the FASB proposed to defer the effective date of the guidance by one year.
Based on this proposal, public entities would need to apply the new guidance for annual reporting periods beginning after December 15, 2017, and interim periods therein. The Company is in the process of evaluating the impact of this ASU on its consolidated financial statements and related disclosures.

In August 2014, the FASB issued ASU No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which provides new authoritative guidance with regards to management's responsibility to assess an entity's ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. The ASU will be effective for all entities in the first annual period ending after December 15, 2016

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(December 31, 2016 for calendar year end entities) and early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements and related disclosures.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which made targeted amendments to the current consolidation guidance that could affect all industries. The FASB issued this guidance to respond to stakeholders’ concerns about the current accounting for consolidation of certain legal entities. Financial statement users asserted that in certain situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this guidance rescind that deferral and address those concerns by making changes to the consolidation guidance. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In April 2015, the FASB issued ASU 2015-03, Interest - Imputation of Interest, (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs, which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The accounting standard update will be effective for the first interim period beginning after December 15, 2015 and early adoption is permitted. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

Note 3 - Segment information

Operating segments

The Company’s fleet is regarded as one single global segment, and is reviewed by the Chief Operating Decision Maker as an aggregated sum of assets, liabilities and activities generating distributable cash to meet minimum quarterly distributions.

A breakdown of the Company’s contract revenues by customer for the three months ended March 31, 2015 and 2014 are follows:

	Three months ended March 31,
	2015	2014

ExxonMobil*	23.8%	16.5%
Total	—%	8.6%
Chevron	11.9%	17.6%
BP	50.6%	36.1%
Tullow	13.7%	21.2%
Total	100.0%	100.0%

* The ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd. which is a consortium majority owned by ExxonMobil.

Geographic Data

Revenues are attributed to geographical areas based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following presents the revenues and fixed assets by geographic area:

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Revenues

(In US$ millions)	Three months ended March 31,
	2015	2014

Nigeria	$63.1	$54.3
Angola	21.4	22.4
Canada	35.0	19.6
United States	199.4	94.2
Thailand	25.6	27.6
Ghana	56.2	55.2
Other	—	2.0
Total	$400.7	$275.3

As of March 31, 2015 and December 31, 2014 the drilling units were located as follows:

Fixed Assets – Drilling units(1)

(In US$ millions)	March 31, 2015	December 31, 2014

Nigeria	$521.3	$525.4
Angola	180.6	182.5
Ghana	602.6	608.4
Canada	536.2	539.3
United States	2,999.4	3,024.3
Thailand	258.4	261.2
Total	$5,098.5	$5,141.1

(1) The fixed assets referred to in the table above include the ten drilling units at March 31, 2015 and December 31, 2014.

Asset location at the end of the period is not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during the period.

Note 4 – Taxation
Income taxes consist of the following:

(In $ millions)	Three months ended March 31,
	2015	2014

Current tax expense:
United Kingdom	$—	$—
Foreign	16.1	4.0
Total current tax expense	$16.1	$4.0

Deferred tax benefit:
United Kingdom	—	—
Foreign	(1.8)	—
Total income tax expense	$14.3	$4.0

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Seadrill Partners LLC is tax resident in the United Kingdom. The Company's controlled affiliates operate and earn income in several countries and are subject to the laws of taxation within those countries. Currently none of the Company's controlled affiliates operate in the United Kingdom and therefore the Company is not subject to UK tax. Subject to changes in the jurisdictions in which the Company's drilling units operate and/or are owned, differences in levels of income and changes in tax laws, the Company's effective income tax rate may vary substantially from one reporting period to another. The Company's effective income tax rate for the three month periods ended March 31, 2015 and 2014 is as follows:

Effective tax rate

	Three months ended March 31,
	2015	2014

United Kingdom statutory income tax rate	20.3%	21.5%
Effect of other tax jurisdictions	(3.5)%	(13.1)%
Effective income tax rate	16.8%	8.4%

Deferred taxes

The net deferred tax assets consist of the following:

(In US$ millions)	March 31, 2015	December 31, 2014

Net operating loss carryfoward	$15.8	$14.8
Property, plant and equipment	4.3	3.0
Provisions	1.1	1.5
Gross deferred tax assets	$21.2	$19.3
Valuation allowance related to NOL	$(1.0)	$(0.9)
Net deferred tax asset	$20.2	$18.4

The net deferred tax assets are classified as follows:

(In US$ millions)	March 31, 2015	December 31, 2014

Short-term deferred tax assets	$1.0	$1.5
Long-term deferred tax assets	19.2	16.9
Net deferred tax	$20.2	$18.4

As of March 31, 2015, deferred tax assets related to net operating loss ("NOL") carryforwards was $15.8 million, which can be used to offset future taxable income. NOL carry forwards, which were generated in various jurisdictions will expire, if not utilized, in 2033, 2034 and 2035. A valuation allowance of $1.0 million on the NOL carryforwards results where we do not expect to generate future taxable income. The Company did not have any deferred tax liabilities at March 31, 2015 and December 31, 2014.

We have no net deferred tax liabilities as of March 31, 2015 and December 31, 2014.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 5 – Drilling units

(In $ millions)	March 31, 2015	December 31, 2014

Cost	$5,805.4	$5,790.5
Accumulated depreciation	(706.9)	(649.4)
Net book value	$5,098.5	$5,141.1

Depreciation expense was $57.5 million and $39.7 million for the three months ended March 31, 2015 and 2014, respectively.

Note 6 – Debt
As of March 31, 2015 and December 31, 2014, the Company had the following debt amounts outstanding:

(In $ millions)	March 31, 2015	December 31, 2014
External debt agreements
Amended Senior Secured Credit Facilities	$2,866.4	$2,881.0
$1,450 facility	412.8	422.9
Sub-total external debt	$3,279.2	$3,303.9
Less current portion of long-term debt	(69.0)	(76.5)
Long-term external debt	3,210.2	3,227.4

Related party debt agreements
Rig Financing and Loan Agreements
West Vencedor Loan Agreement (previously $1,200 facility)	$70.0	$78.2
$440 facility	158.8	158.8
Sub-total Rig Financing Agreements	$228.8	$237.0

Other related party debt
$109.5 T-15 vendor financing facility	$109.5	$109.5
Total related party debt	$338.3	$346.5
Less current portion of related party debt	(36.3)	(40.4)
Long-term related party debt and related party loan notes	302.0	306.1

Total external and related party debt	3,617.5	3,650.4

The outstanding debt as of March 31, 2015 is repayable as follows:

(In US$ millions)	As at March 31,

2016	$105.3
2017	215.1
2018	204.8
2019	116.4
2020	63.6
2021 and thereafter	2,912.3
Total outstanding debt	$3,617.5

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The significant developments relating to the Company's debt in the three months ended March 31, 2015 are explained below.
Rig Financing Agreements

In June 2010, Seadrill Limited ("Seadrill") entered into a $1,200 million senior secured term loan in part to fund the delivery of the West Vencedor, as well as other Seadrill rigs. The Company refers to this secured term loan as the West Vencedor Facility. The West Vencedor was pledged to secure Seadrill's obligations under the West Vencedor Facility. In connection with the Company's IPO, Seadrill amended and restated the West Vencedor Facility to allow for the transfer of the West Vencedor to OPCO and to provide for Seadrill Operating LP (“Seadrill Operating”) and Seadrill Vencedor Ltd., the owner of the West Vencedor, to guarantee the obligations under the West Vencedor Facility. The West Vencedor Facility bore interest at LIBOR plus 2.25%. The West Vencedor Facility was repaid in full by Seadrill in June 2014, and subsequently the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms, referred to as the West Vencedor Loan Agreement. The West Vencedor Loan Agreement was scheduled to mature in June 2015 and all outstanding amounts thereunder would be due and payable, including a balloon payment of $69.9 million. On April 14, 2015 the West Vencedor Loan Agreement was amended and the maturity date was extended to June 25, 2018. The West Vencedor Loan Agreement bears a margin of 2.25%, a guarantee fee of 1.4% and a balloon payment of $20.6 million due at maturity in June 2018. As at March 31, 2015 the total net book value of the West Vencedor pledged as security was $180.6 million. The outstanding balance under the West Vencedor Loan Agreement due to Seadrill was $70.0 million as of March 31, 2015 ($78.2 million as of December 31, 2014).

Restrictive Covenants
The Company's facilities and related party loan agreements include financial and non-financial covenants applicable to the Company and Seadrill. These covenants are described in Note 12 to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 included in the Company's Form 20-F filed with the SEC on April 21, 2015. The Company and Seadrill were in compliance with the related covenants as of March 31, 2015 and December 31, 2014.

Note 7 – Risk management and financial instruments
The Company is exposed to various market risks, including interest rate, foreign currency exchange and concentration of credit risks. The Company may enter into a variety of derivative instruments and contracts to maintain the desired level of exposure arising from these risks.

Interest rate risk management

The Company’s exposure to interest rate risk relates mainly to its floating interest rate debt and balances of surplus funds placed with financial institutions. This exposure is managed through the use of interest rate swaps and other derivative arrangements. The Company’s objective is to obtain the most favorable interest rate borrowings available without increasing its foreign currency exposure. The extent to which the Company utilizes interest rate swaps and other derivatives to manage its interest rate risk is determined by the net debt exposure and its views on future interest rates.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Interest rate swap agreements

At March 31, 2015 the Company was party to interest rate swap agreements with Seadrill and third parties with a combined outstanding principal of $3,560.7 million (December 31, 2014: $3,571.8 million). These agreements do not qualify for hedge accounting and accordingly any changes in the fair values of the swap agreements are included in the consolidated and combined statement of operations under "(Loss)/gain on derivative financial instruments". The total fair value of the related party interest rate swaps outstanding at March 31, 2015 amounted to a liability of $0.1 million (December 31, 2014: an asset of $6.0 million). The fair value of the related party interest rate swaps are classified as amounts due to related party in the consolidated balance sheet. The total fair value of the third party interest rate swaps outstanding at March 31, 2015 amounted to a liability of $88.9 million (December 31, 2014: $56.1 million). The fair value of the third party interest rate swaps are classified within other current liabilities in the consolidated balance sheet. The total loss recognized for the three months to March 31, 2015 was $51.9 million (three months to March 31, 2014: loss of $49.2 million).

The Company’s interest rate swap agreements as at March 31, 2015, were as follows:

Outstanding principal		Receive rate	Pay rate	Length of contract
(In US$ millions)

$427.5	(1) (2)	3 month LIBOR	1.10%	July 2, 2018
$100.0	(2)	3 month LIBOR	1.36%	October 29, 2019
$80.4	(1) (2)	3 month LIBOR	1.11%	June 19, 2020
$78.4	(1) (2)	3 month LIBOR	1.93%	December 21, 2020
$2,874.4	(1)	3 month LIBOR	2.45 - 2.52%	Feb 2014 - Feb 2021

(1) The outstanding principal of these amortizing swaps falls with each capital repayment of the underlying loans.
(2) Related party interest rate swap agreements.

The counterparties to the above interest rate swap agreements are Seadrill and also various banks. The Company believes the counterparties to be creditworthy.

Foreign Currency Risk

The Company and all of its subsidiaries use the U.S. Dollar as their functional currency because the majority of their revenues and expenses are denominated in U.S. Dollars. The Company's reporting currency is also U.S. Dollars. The Company does, however, earn revenue and incur expenses in Canadian Dollars and Nigerian Naira and there is a risk that currency fluctuations could have an adverse effect on the value of the Company's cash flows.

Credit risk

The Company has financial assets which expose the Company to credit risk arising from possible default by counterparties. The Company considers its counterparties to be creditworthy and does not expect any significant loss to result from non-performance by such counterparties. The Company in the normal course of business does not demand collateral from its counterparties.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Fair values of financial instruments

The carrying value and estimated fair value of the Company's financial instruments at March 31, 2015 and December 31, 2014 were as follows:

	March 31, 2015		December 31, 2014
(In US$ millions)	Fair value	Carrying value	Fair value	Carrying value

Cash and cash equivalents	$242.0	$242.0	$242.7	$242.7
Current portion of long-term debt	63.4	69.0	68.2	76.5
Current portion of long term debt to related party	36.3	36.3	40.4	40.4
Long-term debt	2,637.2	3,210.3	2,574.9	3,227.4
Long-term portion of debt to related party	301.9	301.9	306.1	306.1
Related party deferred and contingent consideration	144.8	144.8	137.0	137.0

The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value and categorized at level 1 on the fair value measurement hierarchy.
The fair value of the revolving credit facility with Seadrill is considered to be equal to the carrying value, as the facility bears an interest of LIBOR plus a margin of 5.0%, with a commitment fee of 40% of the margin, which is concluded to be on arm's length terms. This is therefore categorized at level 2 on the fair value measurement hierarchy.

The fair value of the current and long-term portion of floating rate debt (consisting of external debt, rig financing agreements with Seadrill and vendor financing agreements with Seadrill) are estimated to be equal to the carrying value since they bear variable interest rates, which are reset on a quarterly basis, except for the T-15 and T-16 Rig Facilities which are reset on a semi-annual basis. This debt is not freely tradable and cannot be purchased by the Company at prices other than the outstanding balance plus accrued interest. This is categorized at level 2 on the fair value measurement hierarchy.

The Amended Senior Secured Credit Facilities are freely tradable and therefore the fair value of the current and long-term portion of the outstanding debt have been set equal to the price at which they were traded at on March 31, 2015 and December 31, 2014. We have categorized this at level 1 on the fair value measurement hierarchy.

The fair value of the related party discount notes is estimated to be equal to the carrying value. This debt is not freely tradable and cannot be purchased by the Company at prices other than specified in the loan note agreements. The loan notes however are redeemable at a values that are concluded to be on arm's length terms, with an implicit rate of interest of 3.735%. This is categorized at level 2 on the fair value measurement hierarchy.

The fair value of the related party deferred and contingent consideration relating to the purchase of the West Vela is estimated to be equal to the carrying value since the liabilities have been calculated using the estimated future cash outflows discounted back to the present value. These liabilities are considered to be on arm's length terms. This is categorized at level 2 on the fair value measurement hierarchy.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Other financial instruments that are measured at fair value on a recurring basis are as follows:

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	March 31, 2015	(Level 1)	(Level 2)	(Level 3)
Current Liabilities:
Derivative instruments – Interest rate swap contracts	$(88.9)	—	$(88.9)	—
Derivative instruments – Interest rate swap contracts (Related party)	(0.1)	—	(0.1)	—
Total liabilities	(89.0)	—	(89.0)	—

	Fair value	Fair value measurements at reporting date using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(In US$ millions)	December 31, 2014	(Level 1)	(Level 2)	(Level 3)
Current Assets:
Derivative instruments – Interest rate swap contracts (related party)	$6.0	—	$6.0	—
Total assets	6.0	—	6.0	—

Current liabilities:
Derivative instruments – Interest rate swap contracts	$(56.1)	—	$(56.1)	—
Total liabilities	(56.1)	—	(56.1)	—

US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels one and two of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within level three of the hierarchy).

Level one input utilizes unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level two inputs are inputs other than quoted prices included in level one that are observable for the asset or liability, either directly or indirectly. Level two inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability, other than quoted prices, such as interest rates, foreign exchange rates and yield curves that are observable at commonly quoted intervals. Level three inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The fair values of interest rate swaps are calculated using well-established independent valuation techniques applied to contracted cash flows and LIBOR interest rates as of March 31, 2015 and December 31, 2014.

Retained risk

a) Physical Damage Insurance

Seadrill has purchased hull and machinery insurance to cover for physical damage to its drilling units and those of the Company and charges the Company for the associated cost for its respective drilling units. The Company retains the risk for the deductibles relating to physical damage insurance on the Company’s fleet. The deductible is currently a maximum of $5.0 million per occurrence.

The Company has elected to place an insurance policy for physical damage to rigs and equipment caused by named windstorms in the U.S. Gulf of Mexico with a Combined Single Limit of $100.0 million in the annual aggregate, which includes loss of hire. The policy covers the 2015 windstorm season from May 1, 2015 to April 30, 2016.

b) Loss of Hire Insurance
With the exception of T-15 and T-16, Seadrill purchases insurance to cover for loss of revenue in the event of extensive downtime caused by physical damage to its drilling units and those of the Company, where such damage is covered under the Seadrill’s physical damage insurance, and charges the Company for the cost related to the Company’s fleet.
The loss of hire insurance has a deductible period of 60 days after the occurrence of physical damage. Thereafter, insurance policies according to which the Company is compensated for loss of revenue are limited to 290 days per event and aggregated per year. The daily indemnity is approximately 75% of the contracted dayrate. The Company retains the risk related to loss of hire during the initial 60 day period, as well as any loss of hire exceeding the number of days permitted under insurance policy.

(c) Protection and Indemnity Insurance
Seadrill purchases protection and indemnity insurance and excess liability insurance for personal injury liability for crew claims, non-crew claims and third-party property damage including oil pollution from the drilling units to cover claims of up to $250.0 million per event and in the aggregate for the West Vencedor, T-15 and T-16, up to $400.0 million per event and in the aggregate for the West Aquarius, West Capella and West Leo, and up to $750.0 million per event and in the aggregate for each of the West Auriga, West Vela, West Capricorn and the West Sirius. Effective June 1, 2015, the protection and indemnity insurance for the West Sirius was reduced to $500 million.

The Company retains the risk for the deductible of up to $0.5 million per occurrence relating to protection and indemnity insurance.

Concentration of Risk

There is a concentration of credit risk with respect to cash and cash equivalents as most of the amounts are deposited with Nordea Bank Finland Plc and Danske Bank A/S. The Company considers these risks to be remote.

In the three months ended March 31, 2015 and 2014, the Company's contract revenues were attributable to the following customers:

(In US$ millions)	Three months ended March 31,
	2015	2014

ExxonMobil *	23.8%	16.5%
Total	—%	8.6%
Chevron	11.9%	17.6%
BP	50.6%	36.1%
Tullow	13.7%	21.2%
Total	100.0%	100.0%

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

* The ExxonMobil drilling contract was assigned to Hibernia Management and Development Co. Ltd. which is a consortium majority owned by ExxonMobil.

Note 8 – Related party transactions
The Company has entered into certain agreements with affiliates of Seadrill to provide certain management and administrative services, as well as technical and commercial management services.

Net expenses (income) from Seadrill:

(In US$ millions)	Three months ended March 31,
	2015	2014

Management and administrative fees (a) and (b)	$12.8	$12.4
Rig operating costs (c)	5.5	5.4
Insurance premiums (d)	5.1	4.6
Interest expense (e)	3.5	27.9
Commitment fee on revolving credit facility (f)	0.5	0.7
Unwind of discount on deferred consideration (l)	4.5	—
Derivative losses (e)	7.9	19.0
Bareboat charters (g)	(4.1)	(15.5)
Other revenues - Nigerian operations (h)	(4.7)	—
Total	$31.0	$54.5

Receivables (payables) from related parties:

(In US$ millions)	March 31, 2015	December 31, 2014

Trading balances due from Seadrill and subsidiaries (i)	$35.0	$56.7
Trading balances due to Seadrill and subsidiaries (i)	(178.0)	(250.0)
Rig financing agreements with Seadrill (j)	(158.8)	(158.8)
Loan agreement with Seadrill (j)	(70.0)	(78.2)
Vendor financing loan agreement with Seadrill (k)	(109.5)	(109.5)
Deferred and contingent consideration to related party - short term portion (l)	(29.8)	(25.8)
Deferred and contingent consideration to related party - long term portion (l)	(114.9)	(111.2)
Derivatives with Seadrill - interest rate swaps (m)	(0.1)	6.0
(a) Management and administrative service agreement – In connection with the IPO, the Company entered into a management and administrative services agreement with Seadrill Management Limited, a wholly owned subsidiary of Seadrill, pursuant to which Seadrill Management Limited provides to the Company certain management and administrative services. The services provided by Seadrill Management Limited are charged at cost plus management fee equal to 5% of Seadrill Management’s costs and expenses incurred in connection with providing these services. The agreement has an initial term for five years and can be terminated by providing 90 days written notice.
(b) Technical and administrative service agreement – In connection with the IPO, the Company entered into certain advisory, technical and/or administrative services agreements with subsidiaries of Seadrill. The services provided by Seadrill’s subsidiaries are charged at cost plus service fee equal to 5% of Seadrill’s costs and expenses incurred in connection with providing these services.
(c) Rig operating costs – relates to rig operating costs charged by the Angolan service company for West Vencedor.
(d) Insurance premiums – the Company’s drilling units are insured by a subsidiary of Seadrill and the insurance premiums incurred are recharged to the Company.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(e) Interest expense and loss on derivatives - prior to entering the Rig Financing agreements these costs were allocated to the Company from Seadrill based on the Company’s debt as a percentage of Seadrill’s overall debt. Upon entering the Rig Financing Agreements with Seadrill, the costs and expenses have been incurred by the Company.
(f) $100 million revolving credit facility – In October 2012 the Company entered into a $300 million revolving credit facility with Seadrill. The facility is for a term of five years and bears interest at a rate of LIBOR plus 5% per annum, with an annual 2% commitment fee on the undrawn balance. On March 1, 2014, the revolving credit facility was amended to reduce the maximum borrowing limit from $300 million to $100 million. During three months ended March 31, 2015 the Company drew down nil on the revolving credit facility. As at March 31, 2015 the outstanding balance was nil.
(g) Bareboat charters - In connection with the transfer of the West Aquarius operations to Canada, the West Aquarius drilling contract was assigned to Seadrill Canada Ltd., a wholly owned subsidiary of the Company, necessitating certain changes to the related party contractual arrangements relating to the West Aquarius. Seadrill China Operations Ltd, the owner of the West Aquarius and a wholly-owned subsidiary of the Company, had previously entered into a bareboat charter arrangement with Seadrill Offshore AS, a wholly-owned subsidiary of Seadrill, providing Seadrill Offshore AS with the right to use the West Aquarius. In October 2012, this bareboat charter arrangement was replaced with a new bareboat charter between Seadrill China Operations Ltd and Seadrill Offshore AS, and at the same time, Seadrill Offshore AS entered into a bareboat charter arrangement providing Seadrill Canada Ltd. with the right to use the West Aquarius in order to perform its obligations under the drilling contract described above. For the three months ended March 31, 2015 and 2014, the net effect to the Company of the bareboat charters was net income of $4.1 million and $15.5 million, respectively.
(h) Other revenues - Nigeria - The Company earns revenues within our Nigerian service company from Seadrill for certain services, including the provision of onshore and offshore personnel, which the Company provided to Seadrill’s West Jupiter and West Saturn drilling rigs.
(i) Trading balances – Receivables and payables with Seadrill and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services, as well as, accrued interest and interest rate swap agreements. In addition, certain receivables and payables arise when the Company pays an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances to Seadrill and its subsidiaries are unsecured, interest free and intended to be settled in the ordinary course of business.
(j) Rig financing agreements and loan Agreements – See Note 12 of the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 for details of the Rig Financing Agreements and Loan Agreements. Under the agreements each rig owning subsidiary makes payments of principal and interest directly to the lenders under each Rig Financing Agreement, at Seadrill’s direction and on its behalf, corresponding to payments of principal and interest due under each Rig Financing Agreement that are allocable to each rig.
The Loan Agreement relates to the financing of the West Vencedor, which was previously classified as a Rig Financing Agreement until June 2014 when Seadrill repaid the underlying senior secured loan, and the related party agreement between the Company and Seadrill was amended to carry on this facility on the same terms. Please refer to Note 6 for further information.
(k) $109.5 million vendor financing loan - On May 17, 2013, Seadrill Partners Operating LLC entered into a $109.5 million loan agreement with Seadrill as the lender to finance the acquisition of the T-15. The T-15 loan agreement bears interest at a rate of LIBOR plus 5% and matures in May 2016.
(l) Deferred consideration to related party - On the acquisition of the West Vela in 2014 the Company recognized a long term deferred consideration balance of $61.7 million and a long term contingent consideration balance of $49.5 million. As at March 31, 2015 the short-term portion of these balances are $16.1 million and $13.7 million respectively, which are presented within Other related party payables on the balance sheet. During the three months ended March 31, 2015, the Company recognized a fair value measurement charge of $4.5 million in relation to these liabilities.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(m) Derivatives with Seadrill - Interest rate swaps - As of March 31, 2015, the Company was party to interest rate swap agreements with Seadrill for a combined outstanding principal amount of approximately $686.3 million at rates between 1.10% per annum and 1.93% per annum. The swap agreements mature between July 2018 and December 2020. The net loss recognized on the Company’s interest rate swaps for the period ended March 31, 2015, was $7.9 million (period ended March 31, 2014: loss of $19.0 million).
Indemnifications and guarantees
Tax indemnifications
Under the Omnibus Agreement, and purchase and sale agreements relating to acquisitions subsequent to the IPO, Seadrill has agreed to indemnify the Company against any tax liabilities arising from the operation of the assets contributed or sold to the Company prior to the time they were contributed or sold.
Environmental and other indemnifications
Under the Omnibus Agreement, and purchase and sale agreements relating to acquisitions subsequent to the IPO, Seadrill has agreed to indemnify the Company against certain environmental and toxic tort liabilities with respect to the assets that Seadrill contributed or sold to the Company to the extent arising prior to the time they were contributed or sold.
In addition, pursuant to the Omnibus Agreement, Seadrill agreed to indemnify the Company for any defects in title to the assets contributed or sold to the Company and any failure to obtain, prior to October 14, 2012, certain consents and permits necessary to conduct the Company’s business, which liabilities arise within 3 years after the closing of the IPO on October 24, 2012.
In connection with the West Vela acquisition, Seadrill agreed to indemnify the Company, Seadrill Capricorn Holdings LLC and Seadrill Vela Hungary Kft. against any liability they may incur under the credit facility financing the West Vela in respect of debt that is related to other rigs owned by Seadrill that are financed under the same credit facility as the West Vela.

Note 9 – Commitments and contingencies
Pledged Assets

The book value of assets pledged under financing arrangements at March 31, 2015 was $4,917.9 million (December 31, 2014: $4,953.4 million).

Subsequent to March 31, 2015 the West Vencedor was pledged to Seadrill as a result of the amendment and extension of the West Vencedor Loan Agreement. Please refer to Note 6 – Debt. The book value of the West Vencedor as of March 31, 2015 is $180.6 million.

Guarantees

At March 31, 2015, the Company had issued the following guarantees in favor of third parties which is the maximum potential future payment for each guarantee:

(In US$ millions)	March 31, 2015	December 31, 2014

Guarantees to customers of the Company's own performance	370.0	370.0
Guarantees in favor of banks	92.4	92.4
Total	462.4	462.4

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 10 - Earnings per unit and cash distributions
The calculations of basic and diluted earnings per unit are presented below.

(In US$ millions,except per unit amounts)	Three months ended March 31,
	2015	2014

Net income allocated to:
Common unitholders	$31.3	$19.8
Subordinated unitholders	6.9	—
Seadrill Member Interest	—	—
Net income attributable to Seadrill Partners LLC owners	$38.2	$19.8

Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	75,278	46,540
Subordinated unitholders	16,543	16,543

Earnings per unit (basic and diluted):
Common unitholders	$0.42	$0.42
Subordinated unitholders	$0.42	$0.00

Cash distributions declared and paid in the period per unit (1):	$0.5675	$0.4450
Subsequent event: Cash distributions declared and paid per unit relating to the period (2):	$0.5675	$0.5075

Subsequent event: on May 14, 2015, the Company paid a distribution of $0.5675 per unit relating to the three months ended March 31, 2015.

(1) Refers to cash distribution declared and paid during the period.
(2) Refers to cash distribution declared and paid subsequent to the period end.

Earnings per unit is calculated as described in Note 17 to the Company's Consolidated and Combined Carve-Out Financial Statements for the year ended December 31, 2014 included in the Company's Form 20-F filed with the SEC on April 21, 2015.

Note 11 - Supplementary cash flow information

The table below summarizes the non-cash financing activities relating to the periods presented:

(In $ millions)	March 31, 2015	March 31, 2014
Non-cash financing activities
Acquisition of West Auriga - loan note payable to Seadrill	—	$100

The loan note payable to Seadrill was settled in June 2014.

Note 12 – Subsequent Events
Distribution paid
On May 14, 2015 the Company paid a cash distribution to its common and subordinated unit holders with respect to the quarter ended March 31, 2015 of $0.5675 per unit.

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Amendment and extension of the West Vencedor loan agreement
On April 14, 2015 the related party loan agreement with Seadrill for the West Vencedor was amended with a new maturity date of June 25, 2018. Prior to the extension and amendment of the loan agreement for the West Vencedor the remaining balance of the loan was due in 2015. Under the extension associated with the amendment, the loan will bear interest at a rate equal to LIBOR plus a margin of 2.25%, and provide for a guarantee fee of 1.4% and a balloon payment of $20.6 million amount due at maturity. Repayments of principal of $4.1 million will be due quarterly.
Subsequent to the amendment the portion of the loan due within 12 months of the balance sheet date of March 31, 2015 is equal to $16.5 million while the long-term portion is equal to $53.5 million. Accordingly the Company's balance sheet as at March 31, 2015 has been conformed to reflect this revised profile.
The extension of the maturity date of the loan was granted in return for additional security which includes pledging the West Vencedor, as well as the assignment of earnings and insurances.

Notice of termination for the West Sirius contract and extension of the West Capricorn contract
On March 30, 2015 the Company received a notice of termination from BP Exploration & Production Inc. ("BP") for the contract for the West Sirius. Commencing April 1, 2015, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments from BP for the West Capricorn for items such as mobilization and upgrades will continue on the original schedule ending in July 2017.  In accordance with the cancellation provisions in the West Sirius contract, the Company will receive payments of up to $297,000 per day from BP over the remaining contract term, now expiring in July 2017.

Appointment of Chief Financial Officer
John T. Roche replaced Rune Magnus Lundetrae as Chief Financial Officer of the Company with effect from June 1, 2015. Mr. Roche is also currently Vice President of Investor Relations for Seadrill and will continue with this responsibility on a part time basis. Prior to joining Seadrill in May 2013 Mr. Roche spent 12 years at Morgan Stanley most recently as an Executive Director in its Investment Banking Division.
Acquisition of the West Polaris
On June 16, 2015, Seadrill Operating LP entered into an agreement with Seadrill to acquire all of the shares of Seadrill Polaris Ltd. (“Seadrill Polaris”), the entity that owns and operates the drillship the West Polaris (the “Polaris Acquisition”) from Seadrill. The Polaris Acquisition was completed on June 19, 2015.
The West Polaris is a 6th generation, dynamically positioned drillship delivered from the Samsung shipyard in 2008. The West Polaris is expected to carry out operations in Angola until the end of its contract with ExxonMobil in March 2018.
The implied purchase price of the Polaris Acquisition is $590 million, less $336 million of debt outstanding under the existing facility financing the West Polaris. Seadrill Operating will fund the balance of the purchase price with $204 million in cash and a seller’s credit of $50 million due in 2021 that carries an interest rate of 6.5% per annum.
The West Polaris is currently contracted with ExxonMobil on a daily rate of $653,000. Under the terms of the acquisition agreement, Seadrill Polaris has agreed to pay Seadrill (a) any dayrate it receives in excess of $450,000 per day, adjusted for daily utilization, through the remaining term, without extension, of the ExxonMobil contract and (b) after the expiration of the term of the existing contract until March 2025, 50% of any such excess dayrate, adjusted for daily utilization.
As part of the acquisition agreement, the $50 million seller’s credit due to Seadrill will be reduced if the average contracted dayrate under any replacement contract is below $450,000 until the seller’s credit’s maturity in 2021. The amount of seller’s credit due will be reduced until the Company’s effective dayrate is $450,000 or until the seller’s credit is reduced to zero. Should the average dayrate of the replacement contract be above $450,000, the entire $50 million seller’s credit must be paid to Seadrill upon maturity of the seller’s credit in 2021. The Company is in the process of finalizing its accounting for the transaction.
Amendment and Restatement of the West Polaris Credit Facility

On June 19, 2015, in connection with the completion of the Polaris Acquisition, Seadrill Polaris Ltd. as borrower, entered into an amendment and restatement of the $420 million term loan facility (the “West Polaris Facility”),

SEADRILL PARTNERS LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

relating to the West Polaris, with Seadrill Limited as parent, Ship Finance International Limited as retiring guarantor and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent. The West Polaris Facility is comprised of a $320 million term loan facility and a $100 million revolving credit facility. The West Polaris Facility matures on January 31, 2018 and bears interest at a rate of LIBOR plus 2.25% plus, in the event the leverage ratio (as defined in the agreement) exceeds 4.50:1, an additional margin ranging from 0.125% to 0.750%. The term loan of the West Polaris Facility is payable on a monthly basis in equal installments of $3 million and a final lump sum payment of $143 million upon maturity.

Completion of drilling contract for the West Vencedor
On June 17, 2015, the semi-tender West Vencedor completed its drilling contract with Chevron. During the month of June until completion of its drilling contract the West Vencedor earned 98% of its day rate. An $8.5 million demobilization fee was invoiced upon completion. The West Vencedor is in the process of being stacked following completion of its drilling contract.
Board of directors appointment
On June 26, 2015, Mr. Andrew Cumming was appointed by the remaining elected directors to replace Mr. Bart Veldhuizen as the Class III elected director to serve until the annual meeting of unitholders in 2016.
Mr. Cumming will also serve on the Company's conflicts committee. Mr. Cumming has almost 40 years of experience in banking and risk management. Prior to retirement in 2014, Mr Cumming spent 17 years of his career in a variety of positions at Lloyds Bank, including 7 years as Senior Sanctioning Director and Chief Credit Officer, for Lloyds Banking Group Commercial Banking Division and membership of Risk and Commercial Banking Executive Committees. Mr. Cumming also currently acts as a director of a UK hotels company, Macdonald Hotel Group, and a mortgage company, Bluestone Holdings Group.

EXHIBITS
The following exhibits are filed as part of this report:

Exhibit No.	Description

10.1	Purchase and Sale Agreement, dated as of June 16, 2015, by and among Seadrill Limited, Seadrill Operating LP, Seadrill Polaris Ltd.
10.2	Promissory Note, dated as of June 19, 2015, between Seadrill Operating LP and Seadrill Limited.
10.3	Guaranty, dated as of June 19, 2015, between Seadrill Partners LLC as the guarantor and Seadrill Limited as the holder.
10.4	Advisory, Technical and Administrative Services Agreement, dated June 19, 2015, between Seadrill Management AME Ltd. and Seadrill Polaris Ltd.
10.5
Amendment and Restatement Agreement, dated June 19, 2015, between Seadrill Polaris Ltd. as borrower, Seadrill Limited as parent, Ship Finance International Limited as retiring guarantor and and the other companies listed therein as guarantors, the banks and financial institutions listed therein as lenders, DNB Bank ASA and Nordea Bank AB, London Branch as bookrunners, the banks and financial institutions named therein as mandated lead arrangers and DNB Bank ASA, as agent, relating to the US$420,000,000 Term Loan and Revolving Credit Facilities Agreement, originally dated December 28, 2012, as previously amended.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-192053) ORIGINALLY FILED WITH THE SEC ON NOVEMBER 1, 2013

REGISTRATION STATEMENT ON FORM F-3 (NO. 333-196286) ORIGINALLY FILED WITH THE SEC ON MAY 27, 2014

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SEADRILL PARTNERS LLC

Date: July 2, 2015

By:	/s/ Graham Robjohns
Name: Graham Robjohns Title: Chief Executive Officer